Exhibit 99.1

Condensed Interim Consolidated Financial Statements

Quest Rare Minerals Ltd.

(An Exploration & Development Stage Corporation)

For the Quarter ended April 30, 2014

(Unaudited)

INDEX

Interim Consolidated Statements of Financial Position	1

Interim Consolidated Statements of Comprehensive Loss	2

Interim Consolidated Statements of Changes in Equity	3

Interim Consolidated Statements of Cash Flows	4

Notes to Condensed Interim Consolidated Financial Statements	5 – 26

Quest Rare Minerals Ltd.

INTERIM CONSOLIDATED STATEMENTS

OF FINANCIAL POSITION

(UNAUDITED)

	April 30, 2014 $	October 31, 2013 $

ASSETS
Current assets
Cash and cash equivalents [notes 7 and 10]	3,078,039	7,269,170
Investments [note 10]	2,150	1,600
Prepaid expenses and deposits	822,179	413,560
Commodity taxes and other receivables	775,078	594,525
Tax credits receivable [note 4]	5,910,244	6,985,244

	10,587,690	15,264,099
Non-current assets
Tax credits receivable [note 4]	3,742,225	3,237,225
Exploration and evaluation assets [note 4]	63,970,738	58,400,176
Other non-current assets [note 5]	207,034	—

Total assets	78,507,687	76,901,500

EQUITY AND LIABILITIES
Current liabilities
Loan facility [note 7]	4,338,793	—
Accounts payable and accrued liabilities [note 9]	2,236,232	3,357,441
Premium liabilities	127,979	282,519

Total liabilities	6,703,004	3,639,960

Equity
Share capital	79,473,594	79,436,141
Warrants	59,948	59,948
Contributed surplus	21,295,381	21,106,068
Deficit	(29,024,240)	(27,340,617)

Total equity	71,804,683	73,261,540

Total equity and liabilities	78,507,687	76,901,500

Going concern uncertainty [note 1]

Subsequent events [note 11]

See accompanying notes

Quest Rare Minerals Ltd.

INTERIM CONSOLIDATED STATEMENTS OF

COMPREHENSIVE LOSS

(UNAUDITED)

	Three months ended April 30		Six months ended April 30
	2014 $	2013 $	2014 $	2013 $
REVENUES	—	—	—	—

EXPENSES
Professional fees [note 9]	134,663	142,070	316,256	250,308
Investor relations [notes 6 and 9]	222,675	480,962	550,313	927,846
Administration expenses [notes 6 and 8]	335,685	282,358	792,450	663,747
Impairment of exploration and evaluation assets [note 4]	28,030	180,020	136,560	243,954

	721,053	1,085,410	1,795,579	2,085,855

Operating loss	(721,053)	(1,085,410)	(1,795,579)	(2,085,855)

Finance income	10,370	47,369	25,664	123,993
Finance expense [note 7]	(68,332)	—	(68,798)	—
Unrealized gain (loss) on investments held for trading [note 10]	550	(4,000)	550	(7,250)
Premium liabilities related income	64,550	—	154,540	—

	7,138	43,369	111,956	116,743

Net loss and comprehensive loss for the period	(713,915)	(1,042,041)	(1,683,623)	(1,969,112)

Net loss per share
Basic and fully diluted	(0.01)	(0.02)	(0.02)	(0.03)

Weighted average number of outstanding shares
Basic and fully diluted	67,514,573	61,939,195	67,373,508	61,939,195

Going concern uncertainty [note 1]

Subsequent events [note 11]

See accompanying notes

Quest Rare Minerals Ltd.

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(UNAUDITED)

	Share capital		Warrants		Contributed surplus $	Deficit $	Total $
	#	$	#	$
Balance – November 1, 2012	61,864,684	77,498,615	—	—	21,092,317	(23,358,728)	75,232,204
Issuance of shares for stock options [note 8]	295,000	132,905	—	—	(88,655)	—	44,250
Stock-based compensation [note 8]	—	—	—	—	(8,321)	—	(8,321)
Net loss for the period	—	—	—	—	—	(1,969,112)	(1,969,112)

Balance – April 30, 2013	62,159,684	77,631,520	—	—	20,995,341	(25,327,840)	73,299,021

Balance – November 1, 2013	67,237,044	79,436,141	506,000	59,948	21,106,068	(27,340,617)	73,261,540
Issuance of shares for stock options [note 8]	316,667	37,453	—	—	(5,786)	—	31,667
Stock-based compensation [note 8]	—	—	—	—	195,099	—	195,099
Net loss for the period	—	—	—	—	—	(1,683,623)	(1,683,623)

Balance – April 30, 2014	67,553,711	79,473,594	506,000	59,948	21,295,381	(29,024,240)	71,804,683

Going concern uncertainty [note 1]

Subsequent events [note 11]

See accompanying notes

Quest Rare Minerals Ltd.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Six months ended April 30
	2014 $	2013 $
OPERATING ACTIVITIES
Net loss	(1,683,623)	(1,969,112)
Items not impacting cash:
Impairment of exploration and evaluation assets	136,560	243,954
Unrealized (gain) loss on investments held for trading	(550)	7,250
Stock-based compensation	118,510	(98,825)

	(1,429,103)	(1,816,733)
Net change in non-cash working capital items	(1,490,776)	(618,665)

Net cash flows used in operating activities	(2,919,879)	(2,435,398)

INVESTING ACTIVITIES
Investment in exploration and evaluation assets [note 4]	(5,434,678)	(15,202,474)
Increase in non-current assets [note 5]	(207,034)	—
Disposal of investments	—	4,000,000

Net cash flows used in investing activities	(5,641,712)	(11,202,474)

FINANCING ACTIVITIES
Proceeds from exercise of share options [note 8]	31,667	14,000
Increase in loan facility [note 7]	4,338,793	—

Net cash flows from financing activities	4,370,460	14,000

Net decrease in cash and cash equivalents	(4,191,131)	(13,623,872)
Cash and cash equivalents, beginning of period	7,269,170	22,423,970

Cash and cash equivalents, end of period	3,078,039	8,800,098

Going concern uncertainty [note 1]

Subsequent events [note 11]

See accompanying notes

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

(UNAUDITED)

April 30, 2014

1. NATURE OF OPERATIONS AND GOING CONCERN UNCERTAINTY

Quest Rare Minerals Ltd. [“Quest” or the “Parent”] was incorporated under the Canada Business Corporations Act on June 6, 2007. The registered office of Quest is located at 1155 University Street, Suite 906, Montreal, Québec, H3B 3A7. Quest is a publicly-listed Corporation and its shares are listed on both the Toronto Stock Exchange and NYSE MKT [formerly NYSE Amex] under the symbol “QRM”.

Quest is a Canadian-based exploration and development company which, together with its wholly-owned subsidiary, QTM Extraction Ltd [“QTM” or the “Subsidiary”], is focused on the development of its Strange Lake rare earth deposit in northeastern Québec and the identification and discovery of new rare earth element (“REE”) deposit opportunities. The Parent and its Subsidiary [collectively the “Corporation”] is currently advancing several projects in Canada as described in note 4. The Corporation’s exploration program to date has led to the discovery of a new rare earth element deposit on the Corporation’s Strange Lake property in northeastern Québec. QTM was incorporated as a vehicle to hold and operate the Corporation’s assets related to the processing of ore as part the Corporation’s Strange Lake project.

Going Concern Uncertainty

These condensed interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Corporation will continue in operation for the foreseeable future and will be able to realize its assets and discharge its obligations in the normal course of operations. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but not limited to twelve months from the end of the reporting period. The use of these principles may not be appropriate.

To date, the Corporation has not earned significant revenue and is considered to be in the exploration and development stage.

The investment in, and expenditures on, exploration and evaluation assets comprise a significant portion of the Corporation’s assets. Mineral exploration and development is highly speculative and involves inherent risks. Realization of the Corporation’s investment in these assets is dependent upon the renewed legal ownership of the licenses, and whether an economically viable operation can be established.

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

(UNAUDITED)

April 30, 2014

1. NATURE OF OPERATIONS AND GOING CONCERN UNCERTAINTY [Cont’d]

The Corporation’s current committed cash resources are insufficient to cover expected expenditures in fiscal 2014. The Corporation’s ability to continue as a going concern is dependent on being able to obtain the necessary financing to satisfy its liabilities as they become due. There can be no assurance that management will be successful in securing adequate financing. In addition, while the Corporation’s Prefeasibility Study and development activities in relation to its Strange Lake project look promising, there can be no assurance that the results of its planned Feasibility Study will confirm the existence of economically viable quantities of ore or that the project will ultimately go into production.

The Corporation reported a net loss and total comprehensive loss in the quarter ended April 30, 2014 and the year ended October 31, 2013 of $1,683,623 and $3,981,889, respectively. These recurring losses and the need for continued financing to further successful exploration and development activities indicate the existence of a material uncertainty that raises substantial doubt as to the Corporation’s ability to continue as a going concern.

These condensed interim consolidated financial statements do not give effect to any adjustments to the carrying values and classifications of assets and liabilities that might be necessary, if the Corporation is unable to continue as a going concern. Such adjustments could be material.

2. BASIS OF PREPARATION AND CHANGES IN ACCOUNTING POLICIES

Statement of Compliance

The condensed interim consolidated financial statements of the Corporation for the quarter ended April 30, 2014 have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. The same accounting policies and methods of computation were followed in the preparation of these condensed interim consolidated financial statements as were followed in the preparation of the financial statements for the year ended October 31, 2013 except for the new standards and interpretations effective November 1, 2013. These condensed interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements for the year ended October 31, 2013 which have been prepared in accordance with IFRS, as issued by the IASB.

The Board of Directors approved these condensed interim consolidated financial statements effective June 6, 2014.

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

(UNAUDITED)

April 30, 2014

2. BASIS OF PREPARATION AND CHANGES IN ACCOUNTING POLICIES [Cont’d]

Adoption of new standards

IAS 1 Presentation of Financial Statements – Components of Other Comprehensive Income

The amendments to IAS 1 change the grouping of items presented in other comprehensive income (“OCI”). Items that could be reclassified (or “recycled”) to profit or loss at a future point in time would be presented separately from items that will never be reclassified such as remeasurement gain (loss) on employee benefits. The Corporation adopted IAS 1 on November 1, 2013 and the amendment affects presentation only and therefore had no impact on the Corporation’s condensed interim consolidated financial statements.

IAS 1 Clarification of the Requirement for Comparative Information (Amendment)

The amendment to IAS 1 clarifies the difference between voluntary additional comparative information and the minimum required comparative information. An entity must include comparative information in the related notes to the consolidated financial statements when it voluntarily provides comparative information beyond the minimum required comparative period. The additional voluntary comparative information does not need to be presented in a complete set of financial statements.

IFRS 10 Consolidated Financial Statements

IFRS 10 establishes a single control model that applies to all entities including structured entities. IFRS 10 replaces the parts of previously existing IAS 27, Consolidated and Separate Financial Statements, that dealt with consolidated financial statements and SIC-12, Consolidation – Special Purpose Entities. IFRS 10 changed the definition of control such that an investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. To meet the definition of control in IFRS 10, all three criteria must be met, including: a) an investor has power over the investee; b) the investor has exposure, or rights, to variable returns from its involvement with the investee; and c) the investor has the ability to use its power over the investee to affect the amount of the investor’s returns. The Corporation adopted IFRS 10 on November 1, 2013 and it did not have any impact on the Corporation’s condensed interim consolidated financial statements.

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

(UNAUDITED)

April 30, 2014

2. BASIS OF PREPARATION AND CHANGES IN ACCOUNTING POLICIES [Cont’d]

IFRS 11 Joint Arrangements

IFRS 11 replaces IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities – Non-monetary Contributions by Venturers. IFRS 11 removes the option to account for jointly controlled entities (“JCEs”) using proportionate consolidation. Instead, JCEs that meet the definition of a joint venture must be accounted for using the equity method. The Corporation adopted IFRS 11 on November 1, 2013 and it did not have any impact on the Corporation’s condensed interim consolidated financial statements.

IFRS 12 Disclosure of Interests in Other Entities

IFRS 12 sets out the requirements for disclosures relating to an entity’s interest in subsidiaries, joint arrangements, associates and structured entities. The Corporation adopted IFRS 12 on November 1, 2013. None of these disclosures requirements are applicable for condensed interim consolidated financial statements, unless significant events and transactions in the interim period require that they are provided. Accordingly, in the absence of such events, the Corporation has not made such disclosures.

IFRS 13 Fair Value Measurement

IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted. IFRS 13 also defines fair value as an exit price and also requires additional disclosures. The Corporation adopted IFRS 13 on November 1, 2013 and the application of IFRS 13 has not impacted the fair value measurements of the Corporation. See Note 10 for required disclosures.

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

(UNAUDITED)

April 30, 2014

3. INCOME TAXES

A reconciliation of income tax charge applicable to accounting loss before income tax at the weighted average statutory income tax rate to income tax charge at the Corporation’s effective income tax rate for the three and six-month periods ended April 30 is as follows:

	Three-month period ended April 30		Six-month period ended April 30
	2014 $	2013 $	2014 $	2013 $
Loss before income tax	(713,915)	(1,042,041)	(1,683,623)	(1,969,112)

Income tax recovery at the combined Federal and Provincial tax rate 26.68% [2013 – 26.76%]	(190,473)	(278,850)	(449,191)	(526,934)
Stock based compensation	6,441	(31,553)	31,618	(26,446)
Premium liability related income	(17,222)	—	(41,231)	—
Other non-deductible expenses	1,206	9,143	8,310	21,689
Other	(3,460)	—	(13,880)	—
Changes in valuation allowance	203,508	301,260	464,374	531,691

Tax charge at effective income tax rate	—	—	—	—

The deferred tax asset and liability of the Corporation consist of the following:

	April 30, 2014 $	October 31, 2013 $
Future income tax assets
Non-capital loss carry-forwards	4,611,475	4,088,892
Share issue costs	170,937	265,501
Investments	5,449	5,523

	4,787,861	4,359,916

Future income tax liabilities
Exploration and evaluation assets	(2,837,794)	(2,874,223)

Net future income tax assets	1,950,067	1,485,693
Unrecognized deferred tax assets	(1,950,067)	(1,485,693)

Net future income tax assets (liabilities)	—	—

As at April 30, 2014, the Corporation’s remaining exploration expenditures pursuant to flow-through share arrangements amounted to $676,887 [October 31, 2013 – $1,953,855].

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

(UNAUDITED)

April 30, 2014

4. EXPLORATION AND EVALUATION ASSETS

During the six-month period ended April 30, 2014, the Corporation maintained the following properties:

	November 1, 2013	Expenditures	Tax credits	Write-down	April 30, 2014
	$	$	$	$	$
Québec
Strange Lake
Acquisition	170,375	—	—	—	170,375
Exploration	48,539,549	3,867,220	571,650	—	52,978,419

Misery Lake
Acquisition	1,911,891	—	—	—	1,911,891
Exploration	4,134,707	1,063,313	(1,521)	—	5,196,499

Other
Acquisition	—	—	—	—	—
Exploration	—	12,435	(129)	(12,306)	—

	54,756,522	4,942,968	570,000	(12,306)	60,257,184

Ontario
Other
Acquisition	—	—	—	—	—
Exploration	—	350	—	(350)	—

	—	350	—	(350)	—

New Brunswick
Other
Acquisition	—	—	—	—	—
Exploration	—	9,326	—	(9,326)	—

	—	9,326	—	(9,326)	—

Nova Scotia
Other
Acquisition	—	—	—	—	—
Exploration	—	294	—	(294)	—

	—	294	—	(294)	—

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

(UNAUDITED)

April 30, 2014

4. EXPLORATION AND EVALUATION ASSETS [Cont’d]

	November 1, 2013	Expenditures	Tax credits	Write-down	April 30, 2014
	$	$	$	$	$
Newfoundland and Labrador
Alterra – Strange Lake
Acquisition	157,870	—	—	—	157,870
Exploration	751,520	—	—	—	751,520

Voisey’s Bay
Acquisition	180	—	—	(180)	—
Exploration	6,509	—	—	(6,509)	—

Other
Acquisition	—	—	—	—	—
Exploration	—	107,595	—	(107,595)	—

	916,079	107,595	—	(114,284)	909,390

Total Properties	55,672,601	5,060,533	570,000	(136,560)	61,166,574

Stock-based compensation [note 8]	2,727,575	76,589	—	—	2,804,164

	58,400,176	5,137,122	570,000	(136,560)	63,970,738

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

(UNAUDITED)

April 30, 2014

4. EXPLORATION AND EVALUATION ASSETS [Cont’d]

During the year ended October 31, 2013, the Corporation maintained the following properties:

	November 1, 2012	Expenditures	Tax credits	Write-down	October 31, 2013
	$	$	$	$	$

Québec
Strange Lake
Acquisition	171,302	(927)	—	—	170,375
Exploration	32,504,287	17,397,572	(1,362,310)	—	48,539,549

Misery Lake
Acquisition	1,890,499	21,392	—	—	1,911,891
Exploration	3,914,029	592,602	(371,924)	—	4,134,707

Other
Acquisition	—	—	—	—	—
Exploration	—	143,920	(67,273)	(76,647)	—

	38,480,117	18,154,559	(1,801,507)	(76,647)	54,756,522

Ontario
Other
Acquisition	—	—	—	—	—
Exploration	—	40,469	—	(40,469)	—

	—	40,469	—	(40,469)	—

New Brunswick
Other
Acquisition	—	—	—	—	—
Exploration	—	145,633	—	(145,633)	—

	—	145,633	—	(145,633)	—

Nova Scotia
Other
Acquisition	—	—	—	—	—
Exploration	—	63,919	—	(63,919)	—

	—	63,919	—	(63,919)	—

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

(UNAUDITED)

April 30, 2014

4. EXPLORATION AND EVALUATION ASSETS [Cont’d]

	November 1, 2012	Expenditures	Tax credits	Write-down	October 31, 2013
	$	$	$	$	$
Newfoundland and Labrador
Strange Lake
Acquisition	157,054	—	—	(157,054)	—
Exploration	177,656	6,055	—	(183,711)	—

Misery Lake
Acquisition	(2,250)	—	—	2,250	—
Exploration	190	—	—	(190)	—

Alterra – Strange Lake
Acquisition	90,728	67,142	—	—	157,870
Exploration	751,572	(52)	—	—	751,520

Voisey’s Bay
Acquisition	180	—	—	—	180
Exploration	6,509	—	—	—	6,509

Other
Acquisition	—	—	—	—	—
Exploration	—	314,350	—	(314,350)	—

	1,181,639	387,495	—	(653,055)	916,079

Total Properties	39,661,756	18,792,075	(1,801,507)	(979,723)	55,672,601

Stock-based compensation [note 8]	2,609,453	118,122	—	—	2,727,575

	42,271,209	18,910,197	(1,801,507)	(979,723)	58,400,176

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

(UNAUDITED)

April 30, 2014

4. EXPLORATION AND EVALUATION ASSETS [Cont’d]

As at April 30, 2014 a total of $1,966,829 of expenditures on exploration and evaluation assets were unpaid and included in accounts payable and accrued liabilities [October 31, 2013 $2,340,974]. These amounts have been excluded from the statements of cash flows.

The Corporation is entitled to refundable tax credits on qualified expenditures. The refundable tax credits have been applied against the exploration and evaluation assets when such expenditures are incurred provided that the Corporation has reasonable assurance those credits will be realized.

Management judgment is applied in determining whether the mining exploration expenses are eligible for claiming such credits. Those benefits are recognized when the Corporation estimates that it has reasonable assurance that the tax credits will be realized. Adjustments to estimated tax credits receivable, if any, are recorded against exploration and evaluation assets.

During the three and six-month periods ended April 30, 2014, management revised the estimated tax credits receivable and reduced them by $860,000 with a corresponding increase in exploration and evaluation assets based on the eligibility of such credits. The reduction in the estimated tax credits receivable follows preliminary communications between management and representatives of Revenu Québec and relates in large part to whether expenses incurred by the Corporation in fiscal years 2012 and 2013 for bench-scale testing, product testing, metallurgical testwork and pilot plant testing are qualified expenditures. The Corporation is discussing the Corporation’s entitlement to the refundable tax credits initially claimed with Revenue Quebec.

During the six-months ended April 30, 2014, significant changes occurred in the following properties:

Misery Lake, Québec

The Corporation’s 100%-owned Misery Lake property is located approximately 120 km south of Strange Lake and consists of 170 mining claims in Québec and covers an area of 8,334 hectares. During the three and six-month periods ended April 30, 2014, 274 and 754 claims respectively covering 13,456 and 36,522 hectares respectively were allowed to lapse.

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

(UNAUDITED)

April 30, 2014

4. EXPLORATION AND EVALUATION ASSETS [Cont’d]

Voisey’s Bay, Newfoundland and Labrador

The Corporation’s 100%-owned Voisey’s Bay property consists of 18 mining claims covering approximately 450 hectares and straddles coastal lands that could potentially be used as a port site for the Strange Lake operations. During the three and six-month periods ended April 30, 2014, all 18 claims were allowed to lapse. As a result, the Corporation wrote off acquisition costs of $180 and deferred exploration expenditures of $6,509.

Other, Québec, Newfoundland and Labrador, Nova Scotia, Ontario and New Brunswick

Acquisition and exploration expenditures allocated to “Other” projects represent the costs incurred on potential projects.

Based on its ongoing and analysis of these potential projects and their accumulated expenditures, the Corporation decided to write off all of the incurred mining acquisition costs and deferred exploration expenditures incurred during the quarter ended April 30, 2014.

5. OTHER NON-CURRENT ASSETS

On November 5, 2013, QTM entered into an option agreement with La Société du Parc Industriel et Portuaire de Bécancour (the “Agreement”). Under the Agreement, QTM has the right to purchase land in the Bécancour Port industrial site to build a processing facility for the ore from Strange Lake. The option is for a period of one year and can be extended by QTM for up to an additional three years to November 2017 in five increments of six months each. QTM can cancel the Agreement at any time.

Payments made under the Agreement may be offset and deducted against the eventual purchase price once the option is exercised. QTM therefore has capitalized the option payments as they are made until such time as either its option is exercised, cancelled or allowed to lapse by the Corporation.

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

(UNAUDITED)

April 30, 2014

6. EXPENSES BY NATURE

The following is a breakdown of the nature of expenses included in investor relations and administration expenses for the three and six-month periods ended April 30, 2014 and 2013:

	Three-month period ended April 30		Six-month period ended April 30
	2014	2013	2014	2013
Investor relations:

Advertising	3,835	50,724	35,975	122,449
Conferences	13,830	5,456	14,775	32,390
Consulting services	9,923	18,607	60,897	48,055
Dues and subscriptions	4,866	5,463	13,111	8,835
Investor relations fees	1,275	937	12,193	22,034
Listing and stock transfer fees	15,345	23,102	73,570	61,008
Meetings	74,393	127,226	74,859	127,226
Printing and filing	12,342	21,078	100,850	67,941
Salaries and other employee benefits	75,058	210,616	130,202	298,989
Travel related costs	10,950	13,629	29,951	124,717
Other	858	4,124	3,930	14,202

Total	222,675	480,962	550,313	927,846

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

(UNAUDITED)

April 30, 2014

6. EXPENSES BY NATURE [Cont’d]

	Three-month period ended April 30		Six-month period ended April 30
	2014	2013	2014	2013
Administration expenses:

Office Expenses:
Salaries and other employee benefits	124,084	156,981	289,019	272,749
Directors’ fees	53,750	53,750	107,500	107,500
Directors’ and Officers’ Insurance	28,085	25,047	54,176	51,299
Rent	46,468	47,626	91,700	93,596
Telephone and internet	3,230	2,732	6,710	5,332
Travel Costs	11,121	15,562	15,551	39,438
IT Services	11,216	33,523	42,270	49,114
Education & Training	1,991	(1,299)	2,224	4,436
Recruitment Costs	101	38,303	5,008	39,778
Moving Expenses	9,710	—	9,710	—
Repairs & Maintenance	95	148	194	6,449
Other Office Expenses	15,495	18,900	36,307	78,626
Bank Charges	2,965	2,683	5,950	5,567
Foreign Exchange Loss	3,234	6,312	7,621	8,688
Stock-based compensation [note 8]	24,140	(117,910)	118,510	(98,825)

Total	335,685	282,358	792,450	663,747

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

(UNAUDITED)

April 30, 2014

7. LOAN FACILITY

The Corporation is entitled to receive Québec Resource Tax Credits (“QRTC”) at the rate of 38.75% of certain eligible exploration expenditures incurred in Québec.

In order to monetize the QRTC for the year ended October 31, 2012, the Corporation entered into a loan facility with Investissement Québec (“the Loan Facility”) on September 11, 2013 under which the Corporation can borrow up to $4,339,000, representing a proportion of the estimated 2012 QRTC. The loan facility was extended on May 5, 2014. Amounts drawn down under the Loan Facility must be repaid on the earlier of November 30, 2014 or upon collection of the 2012 QRTC, which were assigned to Investissement Québec. Amounts drawn under the Loan Facility bear interest, payable on a monthly basis, at an annual rate of prime plus 5.5% [October 31, 2013 – prime plus 5.5%]. The Corporation has provided security to Investissement Québec by way of an irrevocable letter of credit in the amount of $150,000 secured by a redeemable term deposit recorded as cash and cash equivalents at April 30, 2014, a deed of hypothec in the amount of $4,339,000 and an additional hypothec in the amount of $868,000 over its present and future QRTC claims and its accounts receivable, as well as a first ranking hypothec on the Corporation’s present and future tax credits.

As at both April 30, 2014 and June 6, 2014, $4,338,793 had been drawn down pursuant to this Loan Facility.

The Loan Facility contains certain financial and non-financial covenants which were met as at April 30, 2014.

8. SHARE CAPITAL

Authorized

Common

An unlimited number of no par value shares.

Preferred

An unlimited number of shares issuable in series, non-voting, conditions to be determined by the Board of Directors.

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

(UNAUDITED)

April 30, 2014

8. SHARE CAPITAL [Cont’d]

[a] Common shares

Issuances during the three and six-month periods ended April 30, 2014

[i]	During the three and six-month periods ended April 30, 2014, the Corporation issued 316,667 common shares at an average exercise price of $0.10 per share for a total cash amount of $31,667 for stock options exercised, and an amount of $5,786 related to exercised stock options was transferred from contributed surplus to capital stock.

Issuances during the three and six-month periods ended April 30, 2013

[ii]	During the six-month periods ended April 30, 2013, the Corporation issued 295,000 common shares at an average exercise price of $0.15 per share for a total cash amount of $44,250 for stock options exercised, and an amount of $88,655 related to exercised stock options was transferred from contributed surplus to capital stock.

[b] Stock based compensation

The outstanding options as at April 30, 2014 and October 31, 2013 and the respective changes during the six-month period and the year then ended are summarized as follows:

	Six-month period ended April 30, 2014		Year ended October 31, 2013
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
	#	$	#	$
Outstanding, beginning of period	4,675,834	3.15	5,353,334	3.08
Granted	505,000	0.52	127,500	0.86
Exercised	(316,667)	(0.10)	(295,000)	0.15
Expired/cancelled	—	—	(510,000)	3.81

Outstanding, end of period	4,864,167	3.05	4,675,834	3.15

The weighted average share price of options exercised during the six-month period ended April 30, 2014 was $0.49 [2013 – $1.05].

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

(UNAUDITED)

April 30, 2014

8. SHARE CAPITAL [Cont’d]

The following options are outstanding and exercisable as at April 30, 2014:

Options outstanding
Range of exercise price $	Number outstanding #	Weighted average remaining contractual life (in years)	Weighted average exercise price $	Number exercisable #	Weighted average exercise price $
0.00 to 0.749	547,500	4.74	0.52	267,500	0.51
0.75 to 1.499	700,000	0.49	0.77	683,333	0.76
1.50 to 2.249	330,000	4.30	1.99	330,000	1.99
2.25 to 2.999	985,000	5.67	2.71	985,000	2.71
3.75 to 4.499	1,526,667	6.52	4.44	1,526,667	4.44
4.50 to 5.249	500,000	6.47	4.69	500,000	4.69
5.25 to 5.999	275,000	6.24	5.70	275,000	5.70
0.00 to 5.999	4,864,167	5.11	3.05	4,567,500	3.21

The fair value of stock options granted during the three and six-month periods ended April 30, 2014 and 2013 were estimated at their respective grant dates using the Black-Scholes option pricing model, using the following weighted average assumptions:

	Three-month period ended April 30		Six-month period ended April 30
	2014	2013	2014	2013
Risk-free interest rate	1.33%	1.77%	1.48%	1.77%
Forfeiture rate	4.95%	3.12%	4.97%	3.08%
Expected volatility	89%	96%	90%	96%
Dividend yield	Nil	Nil	Nil	Nil
Expected life [in years]	5.00	5.00	5.00	5.00
Fair value at grant date	$0.36	$0.71	$0.36	$0.71

In addition, as at April 30, 2014, the Corporation had outstanding, broker compensation options entitling holders to purchase a maximum of 203,094 common shares of the Corporation at an exercise price of $0.50 [October 31, 2013 – 203,094]. These options are exercisable until January 25, 2015.

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

(UNAUDITED)

April 30, 2014

8. SHARE CAPITAL [Cont’d]

[c] Warrants

The outstanding warrants as at April 30, 2014 and October 31, 2013 and the respective changes during the quarter and year then ended are summarized as follows:

	Quarter ended April 30, 2014		Year ended October 31, 2013
	Number of warrants #	Weighted average exercise price $	Number of warrants #	Weighted average exercise price $
Outstanding balance, beginning of year	506,000	0.80	—	—
Granted	—	—	506,000	0.80
Exercised	—	—	—	—
Expired	—	—	—	—

Outstanding balance, end of year	506,000	0.80	506,000	0.80

As at April 30, 2014, the warrants outstanding had a weighted average life of 0.74 years.

[d] Restricted and Deferred Share Unit Plans

On March 9, 2012, the Board of Directors adopted the Restricted Share Unit [“RSU”] Plan and the Deferred Share Unit [“DSU”] Plan to complement the 2012 Stock Option Plan. Under these plans, RSUs may be granted to executives and key employees, and DSUs may be granted to directors and key executives, as part of their long-term compensation packages.

RSUs vest over the period of a “Performance Cycle”, defined as the period from the date of grant of the unit to the end of the Corporation’s second fiscal year after the fiscal year in which the unit was granted [a period of up to three years]. DSUs vest immediately, and DSU awards can be settled only when the holder ceases to be an employee of the Corporation.

RSUs and DSUs entitle the holder to receive a payout, at the Corporation’s discretion in either: [i] common shares, on the basis of one common share per RSU or DSU vested in the holder’s account or [ii] cash, based on the Corporation’s share price at the relevant time. The value of the cash payout, if elected by the Corporation, is determined by multiplying the RSUs and DSUs vested at the payout date by the average closing price of the Corporation’s shares over the last ten days prior to the payout date. DSU awards can be settled only when the holder ceases to be an employee of the Corporation.

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

(UNAUDITED)

April 30, 2014

8. SHARE CAPITAL [Cont’d]

Each of the RSU and DSU Plans provides that a maximum of 750,000 common shares can be issued thereunder. All RSUs and DSUs granted are classified as equity instruments in accordance with IFRS as their terms provide for settlement in either equity or cash at the sole discretion of the Corporation.

The outstanding RSUs and DSUs as at April 30, 2014 and October 31, 2013 and the respective changes during the quarter and the year then ended are summarized as follows:

	Restricted Share Units
	Number of units	Fair value at grant date	Number of units	Fair value at grant date
	#	$	#	$
	Six-month period ended April 30, 2014		Year ended October 31, 2013
Outstanding, beginning of period	—	—	125,000	1.73
Granted	110,000	0.48	—	—
Exercised	—	—	—	—
Expired/cancelled	—	—	(125,000)	1.73

Outstanding, end of period	110,000	0.48	—	—

Units exercisable	—	—	—	—

	Deferred Share Units
	Number of units	Fair value at grant date	Number of units	Fair value at grant date
	#	$	#	$
	Six-month period ended April 30, 2014		Year ended October 31, 2013
Outstanding, beginning of period	150,000	1.73	150,000	1.73
Granted	150,000	0.48	—	—
Exercised	—	—	—	—
Expired/cancelled	—	—	—	—

Outstanding, end of period	300,000	1.10	150,000	1.73

Units exercisable	—	—	—	—

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

(UNAUDITED)

April 30, 2014

8. SHARE CAPITAL [Cont’d]

[e] Stock-based compensation

For the three and six-month periods ended April 30, 2014 included in administration expenses in the statements of comprehensive loss is stock-based compensation expense of $24,140 and $118,510 respectively [2013 – ($117,911) and ($98,825) respectively]. For the three and six-month periods ended April 30, 2014, included in exploration and evaluation assets was a stock-based compensation expense of $72,538 and $76,589 [2013 – $43,440 and $90,506 respectively].

9. RELATED PARTY TRANSACTIONS

All of the following related party transactions occurred in the normal course of operations.

[a]	The Corporation retains the services of certain directors of the Corporation to carry out professional activities. During the three and six-month periods ended April 30, 2014, the total amount charged for professional services by directors of the Corporation and recorded in exploration and evaluation assets was $18,750 and $37,500 respectively [2013 – $18,750 and $37,500 respectively].

[b]	During the three and six-month periods ended April 30, 2014, the Corporation incurred fees to law firms of which an officer and director of the Corporation is a partner. For the three-month period ended April 30, 2014, the total amount for such services provided was $130,853, of which $111,334 was recorded in professional fees, $19,519 was recorded in investor relations and nil was recorded in exploration and evaluation assets [2013 – $61,352, $19,585 and $44,603 respectively]. For the six-month period ended April 30, 2014, the total amount for such services provided was $200,425, of which $169,025 was recorded in professional fees, $19,893 was recorded in investor relations and $11,507 was recorded in exploration and evaluation assets [2013 – $117,744, $19,585 and $164,666 respectively]. As at April 30, 2014, an amount of $69,851 [October 31, 2013 – $52,731] owing to this law firm was included in accounts payable and accrued liabilities in respect of these fees.

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

(UNAUDITED)

April 30, 2014

9. RELATED PARTY TRANSACTIONS [Cont’d]

[c] Compensation of key management personnel and Board of Directors

Excluding the amounts reported above, during the three and six-month periods ended April 30, 2014 and 2013, the Corporation recorded the following compensation for key management personnel and the Board of Directors:

	Three-month period ended April 30		Six-month period ended April 30,
	2014	2013	2014	2013
	$	$	$	$
Salaries and employee benefits	204,684	188,789	402,576	361,228
Directors’ fees	53,750	53,750	107,500	107,500
Stock compensation	89,619	16,370	145,001	10,668

	348,053	258,909	655,077	479,396

10. FINANCIAL INSTRUMENTS

Principles of risk management

The Corporation’s objectives when managing capital are to safeguard its ability to continue its operations as well as its acquisition and exploration programs. As such, the Corporation has relied primarily on the Loan Facility and the equity markets to fund its activities. In order to carry out planned exploration and to pay for administrative costs, the Corporation will spend its existing working capital and raise additional funds as needed. The Corporation has not used term debt financing and has not paid any dividends. As well, the Corporation does not have any externally-imposed capital requirements, either regulatory or contractual, to which it is subject.

The prices of minerals fluctuate widely and are affected by many factors outside of the Corporation’s control. The prices of minerals and future expectation of such prices may have a significant impact on the market sentiment for investment in mining and mineral exploration companies. This in turn may impact on the Corporation’s ability to raise equity financing for its capital requirements.

The Corporation’s financial instruments consist of cash and cash equivalents, tax credits and other receivables, investments and accounts payable and accrued liabilities. Due to the short-term nature of cash and cash equivalents, tax credits and other receivables and accounts payable and accrued liabilities, the fair value of these financial instruments approximates their carrying value.

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

(UNAUDITED)

April 30, 2014

10. FINANCIAL INSTRUMENTS [Cont’d]

The Corporation’s investments are classified as follows:

			April 30, 2014		October 31, 2013
	Classification	Fair value level	Carrying value $	Fair Value $	Carrying value $	Fair value $
Financial assets
Canadian stocks	Held-for-trading	I	2,150	2,150	1,600	1,600

The Corporation does not enter into financial instrument agreements, including derivative financial instruments, for speculative purposes.

Credit risk

Credit risk is the risk of financial loss to the Corporation if a counter-party to a financial instrument fails to meet its contractual obligations; the Corporation’s maximum exposure to credit loss is the book value of its financial instruments.

The Corporation is not exposed to any significant credit risk as at April 30, 2014. The Corporation’s cash and cash equivalents is deposited with a major Canadian chartered bank and is held in highly-liquid investments.

Liquidity risk

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they come due. All of the Corporation’s financial liabilities are due within one year. The Corporation manages liquidity risk through the management of its capital structure.

As at April 30, 2014, the Corporation had a total of $3,078,039 in cash and cash equivalents. The Corporation manages liquidity risk through the management of its capital structure.

Market risk analysis

Market risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in market prices. The Corporation’s primary market exposures are to interest rate risk.

Quest Rare Minerals Ltd.

NOTES TO CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

(UNAUDITED)

April 30, 2014

10. FINANCIAL INSTRUMENTS [Cont’d]

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates.

The Corporation has a Loan Facility with Investissement Québec. Amounts drawn under the Loan Facility bear interest, payable on a monthly basis, at an annual rate of prime plus 5.5%. In addition, the Corporation’s cash and cash equivalents carry interest and therefore, the Corporation is exposed to a variation of interest rates on amounts earned and payable. Based on the amounts drawn down on its Loan Facility and its exposures to cash and cash equivalents as at April 30, 2014 and assuming that all other variables remain constant, an increase or decrease of 100 basis points of the interest rate during the quarter would result in a increase or decrease of $315 respectively in comprehensive loss before income taxes.

The rates as at April 30, 2014 for Canadian and U.S. funds ranged from 1.20%-1.50% [October 31, 2013 – range of 1.20%-1.50%] and 0.10% [October 31, 2013 – 0.10%], respectively. The rate as at April 30, 2014 for the Corporation’s Loan Facility was 8.5% [October 31, 2013 – 8.5%].

11. SUBSEQUENT EVENT

On June 4, 2014, the Corporation filed a preliminary short form prospectus for a new issue of units (“Units”) in each of the provinces of Canada, for proceeds of up to $5,000,000. Each Unit will be comprised of one common share and one-half of a common share purchase warrant of Quest (the “Offering”). Each whole warrant will entitle its holder to purchase one additional Quest common share. The Units will separate into common shares and warrants immediately upon the closing of the Offering.